# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Neuphoria Therapeutics Inc., CIK 0001191070
CUSIP: 64136E102
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 100 SUMMIT DR, BURLINGTON, Massachusetts (MA), 01803
Date of event which requires filing of this statement: 11/09/2025
Filed by CIK 0001910456
Persons authorized to receive notices and communications: Lynx1 Capital Management LP, D81 Calle C, STE 301, PMB 1202, Dorado, Puerto Rico (PR), 00646-2051, 929-888-7476

## Reporting persons
- Lynx1 Capital Management LP (CIK 0001910456): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 875,328; sole dispositive power 0; shared dispositive power 875,328; aggregate amount beneficially owned 875,328 (26.5% of the class)
  Comment: The percentage of Common Stock reported as beneficially owned by the Reporting Person is based on 3,298,042 shares of Common Stock outstanding, which, in turn, is based on the sum of (i) 3,287,681 non-affiliate shares of Common Stock outstanding as of October 27, 2025, as reported in the Company's prospectus on Form 424B5, filed with the SEC on October 27, 2025, plus (ii) 10,361 "affiliate" shares of Common Stock outstanding, which latter figure is based on the share ownership of the Company's directors and executive officers as of September 29, 2025, as reported in the Company's definitive proxy statement on Schedule 14A, filed with the SEC on October 30, 2025.
- Weston Nichols: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 875,328; sole dispositive power 0; shared dispositive power 875,328; aggregate amount beneficially owned 875,328 (26.5% of the class)
  Comment: The percentage of Common Stock reported as beneficially owned by the Reporting Person is based on 3,298,042 shares of Common Stock outstanding, which, in turn, is based on the sum of (i) 3,287,681 non-affiliate shares of Common Stock outstanding as of October 27, 2025, as reported in the Company's prospectus on Form 424B5, filed with the SEC on October 27, 2025, plus (ii) 10,361 "affiliate" shares of Common Stock outstanding, which latter figure is based on the share ownership of the Company's directors and executive officers as of September 29, 2025, as reported in the Company's definitive proxy statement on Schedule 14A, filed with the SEC on October 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: Neuphoria Therapeutics Inc.
Address of issuer's principal executive offices: 100 SUMMIT DR, BURLINGTON, Massachusetts (MA), 01803
Comment: Pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 to the Schedule 13D ("Amendment No. 1") amends certain items of the Schedule 13D filed with the Securities and Exchange Commission on October 23, 2025 (the "Original Schedule 13D" and, together with this Amendment No. 1, the "Schedule 13D"), relating to the Common Stock, par value $0.00001 per share (the "Common Stock"), of Neuphoria Therapeutics Inc. (the "Issuer" or the "Company"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On November 9, 2025, the Reporting Persons delivered a nomination notice to the Secretary of the Company at its principal business address in accordance with the bylaws of the Company, adopted as of August 2, 2024, notifying the Company of its nomination of two independent candidates -- Kimberly Smith and Stephen Doberstein -- for election as Class I directors to the Company's board of directors (the "Board") at the Company's upcoming annual meeting of stockholders, to be held on December 9, 2025 (the "Nomination Notice").

On November 10, 2025, the Reporting Persons delivered a letter to the Board which contained a non-binding proposal (the "Proposal") to acquire, through one or more managed investment funds and vehicles affiliated with the Investment Manager, all of the outstanding shares of capital stock of the Company for a price of $5.20 per share in cash (the "Proposed Transaction"), which represents a premium of approximately 27% over the $4.10 closing stock price of the Company's Common Stock on the Nasdaq on November 7, 2025, the last full trading day prior to the submission of the Proposal. The Proposal is based on certain assumptions about, among other things, the amount of cash on the Company's balance sheet at the closing of the Proposed Transaction. Any delays to consummating the Proposed Transaction that result in a reduction in the amount of cash at closing could result in a reduction in our offer price.

The Reporting Persons intend to engage in discussions with the Company regarding the terms of the Proposed Transaction. The Reporting Persons may change the terms of the Proposed Transaction, determine to accelerate or terminate discussions with the Company with respect to the Proposed Transaction, withdraw the Proposed Transaction, take any action to facilitate or increase the likelihood of consummation of the Proposed Transaction, or change their intentions with respect to any such matters, in each case at any time and without prior notice.

The Reporting Persons and their affiliates may, directly or indirectly, take such additional steps as they deem appropriate to further the Proposed Transaction or otherwise to support their investment in the Company, including, without limitation: (i) engaging in discussions with other stockholders, potential sources of financing, advisors, and other relevant parties and (ii) entering into confidentiality arrangements, financing commitments, and other agreements, arrangements and understandings in connection with the Proposed Transaction.

While the Reporting Persons believe that the offer price in the Proposal represents a fair value for the shares of the Company's Common Stock, the ultimate terms of a transaction, including price, will be determined through negotiations between the Reporting Persons and the Board and, accordingly, the terms set forth in the Proposal are subject to change.

Neither the Reporting Persons nor the Company is obligated to complete the Proposed Transaction, and there can be no assurance as to the outcome of any discussions related to the Proposed Transaction or that any agreement will be reached between the Company and the Reporting Persons or that the terms of any transaction will not differ from the terms contemplated by the Proposal.

The Proposal as described in this Amendment No. 1 is not meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any of the Company's securities.

The foregoing description of the Proposal does not purport to be complete and is qualified in its entirety by reference to the Proposal, a copy of which is filed as an exhibit hereto and is incorporated herein by reference.

The Proposed Transaction may result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional securities of the Company, a merger or other extraordinary corporate transaction involving the Company, a change to the present composition of the Board, a change to the present capitalization or dividend policy of the Company, the delisting of the Company's securities from the Nasdaq, and a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. The Reporting Persons may further consider pursuing other plans, proposals or other courses of action with the Company's management, the Board, other Company stockholders, advisors or other persons which could relate to, or result in, several of the matters referred to in clauses (a)-(j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

See rows (11) and (13) of the cover pages to this Amendment No. 1 for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by the Reporting Persons. The aggregate percentage of shares of Common Stock reported to be beneficially owned by the Reporting Persons is based on 3,298,042 shares of Common Stock outstanding, which, in turn, is based on the sum of (i) 3,287,681 non-affiliate shares of Common Stock outstanding as of October 27, 2025, as reported in the Company's prospectus on Form 424B5, filed with the SEC on October 27, 2025, plus (ii) 10,361 "affiliate" shares of Common Stock outstanding, which latter figure is based on the share ownership of the Company's directors and executive officers as of September 29, 2025, as reported in the Company's definitive proxy statement on Schedule 14A, filed with the SEC on October 30, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 1 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.2: Proposal, dated November 10, 2025

## Signatures
- Lynx1 Capital Management LP: /s/ Weston Nichols, By: Lynx1 Capital Management GP LLC, General Partner, By: Weston Nichols, Sole Member (11/10/2025)
- Weston Nichols: /s/ Weston Nichols, Weston Nichols, individually (11/10/2025)